Exhibit 99.2

Further to the announcement made on 28 July 2004 confirming the appointment of Charles Knott as an Executive Director of Imperial Chemical Industries PLC, effective from 1 September 2004, the Company confirms that, pursuant to section 6.F.2 of the Financial Services Authority Listing Rules, there is no such information to be disclosed.

The Company also confirms that Charles Knott currently holds 72,545 Ordinary Shares of £1 each in Imperial Chemical Industries PLC. In addition Mr Knott holds 2013 Ordinary Shares via an employee share purchase plan operated by the Group in the United States.

Furthermore Mr Knott has been granted the following options over ICI Ordinary Shares and American Depositary Receipts (1 ADR represents 4 Ordinary Shares):

Date of Grant	Number of Shares/ADRs	Option Price
18 May 1998	10,909 shares	£10.077
08 March 1999	40,825 shares	£4.333
21 February 2000	47,535 shares	£4.242
05 March 2001	138,564 shares	£4.292
13 March 2002	38,612 ADRs	$16.18
17 March 2003	98,572 ADRs	$8.65
30 June 2004	466,233 shares	£2.31

2 September 2004

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